Mail Stop 3561
      August 25, 2005

John G. Murphy
President and Chief Executive Officer
U.S. Helicopter Corporation
6 East Rivers Piers, Suite 216
Downtown Manhattan Heliport
New York, New York 10004

Re: 	U.S. Helicopter Corporation
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed on August 17, 2005
      File No. 333-124262

Dear Mr. Murphy,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

If we default under the convertible debenture...cease our operations, page 20

1. We note the parenthetical in the second paragraph. Please revise your disclosure to specify that the agreements identified in the parenthetical constitute all of your "other agreements in the Convertible Debenture."

If we default...shares of our common stock, page 20

2. We note that you have added a risk factor on page 20, and additional language throughout the prospectus, that indicates that Cornell may waive the 9.99% restriction on share ownership.
Please
clarify that pursuant to the Convertible Debenture the 9.99% share ownership restriction may be waived by Cornell either in its sole discretion with 60 days` notice, or without notice upon the event of a default. Your disclosure should be revised throughout the registration statement to explain clearly that Cornell possesses two separate waiver rights and how those rights operate.

The price you pay... participating in this offering, page 23

3. The current offering is at a fixed price and therefore this risk factor should be removed from the prospectus until such time that there is an established market for the company`s common stock.

Selling Stockholders, page 24

4. We note your response to our prior comment 4. Under a separate heading in the Risk Factors section, please include an appropriate discussion of the share ownership restrictions and the effect on your ability to access funds.

Standby Equity Distribution Agreement, page 33

5. Your revision of the last paragraph of this section is still not clear. Please revise to state simply the fees expected to be incurred in connection with this registration statement, and that the fees to be incurred in the subsequent registration of the SEDA shares are separate and not currently known. You may also wish to separate the last paragraph of this section from the preceding paragraphs in this section by inserting a subheading.

Liquidity and Financial Condition, page 40

6. Please revise to disclose the significant terms of the term sheet you signed on July 28, 2005 with a potential lessor to lease your helicopters in 2005 and 2006, as noted on page 7.

Change in Control, page 67

7. We note the final two sentences of this section have been added to give comfort to your investors that Cornell will not affect a change in control. We do not believe that you have adequate basis upon which to make representations to investors regarding Cornell`s future intent. Please eliminate references to Cornell`s business model and past transactions and revise your disclosure to state without qualification that a change of control is possible. Please note that we will not object if you retain language indicating that Cornell has represented to you that it does not intend to attempt to acquire control of your company; provided that you disclose that Cornell, regardless of such representations to you, is in no way legally bound or otherwise restricted from exercising its waiver and effecting a change in control. We request that similar language appearing elsewhere in the prospectus also be revised.

8. Please disclose the percentage of the company that would be owned by Cornell if it chose to waive the 9.99% share ownership restriction and acquire the maximum number of shares available to it under the Debenture.

*	*	*

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Kuhn at (202) 551-3308 or Joseph A.
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at
(202) 551-3201 with any other questions.

      Sincerely,



Letty G. Lynn
Reviewer
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U.S. Helicopter Corporation
August 25, 2005
Page 1